BAYTEX ANNOUNCES NYSE LISTING
CALGARY, ALBERTA (February 17, 2023) – Baytex Energy Corp. (TSX: BTE) is pleased to announce that the New York Stock Exchange (“NYSE”) has approved the listing of our common shares on the NYSE under the trading ticker symbol “BTE”. The common shares are expected to begin trading on the NYSE on February 23, 2023.

“Since joining Baytex last year, I have heard from many shareholders about their desire for us to relist on the NYSE. We believe this listing will improve our trading liquidity and enhance our shareholders' experience. We look forward to better serving our existing shareholders and welcoming new ones,” commented Eric T. Greager, President and Chief Executive Officer.

Advisory Regarding Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking information in this news release is identified by words such as “expected”, “believe” or “will” or similar expressions and includes suggestions of future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: that Baytex’s shares will be traded on the NYSE, the date on which they are expected to start trading on the NYSE, that trading liquidity will improve and our shareholder experience will be enhanced. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Baytex and others that apply to the industry generally. These risks and uncertainties include the risk that the listing of our common shares on the NYSE is delayed or does not occur for reasons beyond our control. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this press release are made as of the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com